Exhibit 99.1

Bright Scholar Announces Results of 2025 Annual General Meeting

CAMBRIDGE, England and FOSHAN, China, November 29, 2024 /PR Newswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it held its 2025 annual general meeting of shareholders on November 28, 2024. At the meeting, the shareholders resolved by an ordinary resolution to ratify the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ended August 31, 2024.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

IR Contact:

Email: BEDU@thepiacentegroup.com

Phone: +86 (10) 6508-0677/ +1-212-481-2050

Media Contact:

Email: media@brightscholar.com